UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2012

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
ASSETS

Investments (Notes 3 and 4)	$32,612,251	$32,007,058
Notes receivable from participants	751,122	713,152
Due from broker for securities sold	206,551	277,476

Net assets available for benefits	$33,569,924	$32,997,686

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$1,143,095
Dividend income from common stock	551,119
Interest and dividend income	113,982
Total investment income	1,808,196

Interest from participant loans	29,612

Contributions:
Employer	588,847
Participants	1,459,346
Total contributions	2,048,193

Total additions	3,886,001

Deductions from net assets:

Distributions to Participants	3,303,764
Administrative expenses	9,999

Total deductions	3,313,763

Net increase in net assets available for benefits	572,238

Net assets available for benefits, beginning of year	32,997,686

Net assets available for benefits, end of year	$33,569,924

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Note 1 — Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”).  Participants are fully vested in their contributions and the Company contributions immediately.

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars.  “Before-Tax” contributions are not subject to current income taxation. For the year 2011, Participants may contribute to the Plan on a “Before-Tax” basis up to $10,000 of their annual compensation subject to certain limitations imposed by the Code.  In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation.  Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by Participants.  Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)         The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)         The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)          The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)         The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive payments, up to a maximum of 10 annual installments, from the Plan. Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named Plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.  Banco Popular de Puerto Rico is the trustee of the Plan.  Merrill Lynch, Pierce, Fenner & Smith Inc. is the custodian of the Plan (the “Custodian”), who performs custodial and recordkeeping services.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time.  In the event of termination, the Committee may either:

(a)   continue the Trust for as long as it considers advisable, or

(b)         terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Note 3 for fair value measurements.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —                   Quoted prices in active markets for identical assets or liabilities.

• Level 2 —                   Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —                   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2011 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$18,803,206	$—	$—	$18,803,206
Collective trust funds	—	302,319	—	302,319
Mutual funds	1,875,751	—	—	1,875,751
International equity securities:
Mutual funds	406,265	—	—	406,265
Collective trust funds	—	197,010	—	197,010
Allocation funds:
Mutual funds	376,654	—	—	376,654
Fixed income securities:
Mutual funds	1,506,183	—	—	1,506,183
Money market funds	—	9,144,863	—	9,144,863
Total investments	$22,968,059	$9,644,192	$—	$32,612,251

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements (Continued)

The fair values of investments as of December 31, 2010 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$21,552,515	$—	$—	$21,552,515
Collective trust funds	—	352,223	—	352,223
Mutual funds	2,244,269	—	—	2,244,269
International equity securities:
Mutual funds	234,663	—	—	234,663
Collective trust funds	—	248,811	—	248,811
Allocation funds:
Mutual funds	264,396	—	—	264,396
Fixed income securities:
Mutual funds	806,253	—	—	806,253
Money market funds	—	6,303,928	—	6,303,928
Total investments	$25,102,096	$6,904,962	$—	$32,007,058

The investment in common stock of The Coca-Cola Company is valued at the closing price per share as reported on the New York Stock Exchange and is classified as Level 1.

The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds.  These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and are actively traded.  These investments are classified as Level 1.

Collective trust funds are similar to mutual funds, with an investment manager and written investment objectives, but are not open to the public.  Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds.  The Plan’s collective trust funds consist of a small cap value equity trust with an investment objective of long-term capital appreciation and an international equity trust with an investment objective of total return through capital appreciation and current income.  The collective trust funds have no redemption restrictions or unfunded commitments. The collective trust funds redemption frequency is daily and there is no redemption notice.  These funds are valued based on NAV determined by the investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The Plan’s collective trust funds are classified as Level 2.

Money market funds are stated at cost plus accrued interest, which approximates fair value.  The Plan’s money market funds are classified as Level 2.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values.  The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 — Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2011 and 2010 was as follows:

	2011	2010
Common stock of The Coca-Cola Company	$18,803,206	$21,552,515
BlackRock FFI Government Fund	$9,144,863	$6,303,928

During the year ended December 31, 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock of The Coca-Cola Company	$1,368,246
Mutual funds	(161,624)
Collective trust funds	(63,527)
Net appreciation in fair value of investments	$1,143,095

Note 5 — Transactions with Parties-in-Interest

During the year ended December 31, 2011, the Plan had the following transactions relating to common stock of
The Coca-Cola Company:

	Shares	Fair Value
Purchases	146,703	$9,733,939
Sales	205,666	$13,851,494
Dividends received	N/A	$551,119

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2011	268,732	$18,803,206
December 31, 2010	327,695	$21,552,515

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5 – Transactions with Parties-in-Interest (Continued)

The Plan’s investment in the Government Fund is managed by BlackRock, Inc., an affiliate of the Custodian.  Therefore, transactions in this fund qualify as party-in-interest.

Note 6 – Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 7 – Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000 and February 16, 2012, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 8 – Subsequent Events

Plan management has evaluated material events and transactions that have occurred after December 31, 2011 and concluded that no subsequent events have occurred through June 28, 2012, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	FFI Government Fund	$9,144,863

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	18,803,206

	COLLECTIVE TRUST FUNDS:

	Invesco	Structured Small Cap Value Equity Trust	302,319

	Invesco	International Equity Trust	197,010

	Total Collective Trust Funds		499,329

	MUTUAL FUNDS:

	Dodge & Cox	Income Fund	685,553

	Dodge & Cox	International Stock Fund	260,449

	Janus	Overseas Fund	145,816

	Janus	Perkins Mid Cap Value Fund	287,358

	Janus	Balanced Fund Class I	195,219

	Invesco	Global Growth Fund	250,162

	Invesco	U.S. Government Fund	760,903

	Invesco	Van Kampen American Franchise Fund	368,000

	Invesco	Van Kampen Equity Fund	1,780

	Pimco	Total Return Fund	59,727

	Prudential Jennison	Mid-Cap Fund	605,416

	T. Rowe Price	Equity Index 500 Fund	363,035

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	T. Rowe Price	Retirement Income Fund	44,575

	T. Rowe Price	Retirement 2015 Fund	25,567

	T. Rowe Price	Retirement 2020 Fund	776

	T. Rowe Price	Retirement 2025 Fund	35,749

	T. Rowe Price	Retirement 2030 Fund	4,806

	T. Rowe Price	Retirement 2035 Fund	9,342

	T. Rowe Price	Retirement 2040 Fund	276

	T. Rowe Price	Retirement 2045 Fund	3,964

	T. Rowe Price	Retirement 2050 Fund	56,380

	Total Mutual Funds		4,164,853

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from 4.25% to 10.0%. Maturities through 2016.	751,122

	TOTAL ASSETS (HELD AT END OF YEAR)		$33,363,373

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

	By:	/s/ Cándido Collazo
Cándido Collazo
Chairman, Thrift Plan Committee of Caribbean Refrescos, Inc.

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm